                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)
                          INFORMATION TO BE INCLUDED IN
                          STATEMENTS FILED PURSUANT TO
                    RULES 13d-1(b) (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 1)

                                  SEMINIS, INC.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                    816658108
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                                 (CUSIP Number)


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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [ ]      Rule 13d-1(b)

                    [ ]      Rule 13d-1(c)

                    [X]      Rule 13d-1(d)



                               Page 1 of 6 Pages

-------------------                                            -----------------
CUSIP NO. 816658108                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------

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   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           (ENTITIES ONLY)
           Savia, S.A. de C.V.
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   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [X]
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   3.      SEC USE ONLY

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   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Mexico
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                           5.      SOLE VOTING POWER                40,615,619
        NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         6.      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING          -----------------------------------------------------
       PERSON WITH         7.      SOLE DISPOSITIVE POWER           40,615,619

                           -----------------------------------------------------
                           8.      SHARED DISPOSITIVE POWER

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   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   40,615,619
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   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
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   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   68%
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   12.     TYPE OF REPORTING PERSON
                   CO
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                               Page 2 of 6 Pages

ITEM 1(a)      NAME OF ISSUER:

        The Schedule 13G relates to Seminis, Inc. (the "Company").

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The Company maintains its principal executive offices at 2700 Camino del Sol, Oxnard, California 93030-7967.

ITEM 2(a)      NAME OF PERSON FILING:

        The Schedule 13G is filed by Savia, S.A. de C.V. ("Savia").

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
               RESIDENCE:

        The principal business office of Savia, S.A. de C.V. is Rio Sena No. 500 Pte., Colonia del Valle, San Pedro Garza Garcia, N.L., Mexico 66220.

ITEM 2(c)      CITIZENSHIP:

        Savia is a limited liability company with variable capital (sociedad anonima de capital variable) organized under the laws of the United Mexican States.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

        The Schedule 13G relates to shares of Class A Common Stock, $.01 par value per share, of the Company (the "Class A Common Stock").

ITEM 2(e)      CUSIP NUMBER:

        816658108.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)    [ ]    Broker or dealer registered under Section 15 of the
                      Exchange Act.

        (b)    [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)    [ ]    Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.



                               Page 3 of 6 Pages

        (d)    [ ]    Investment company registered under Section 8 of the
                      Investment Company Act.

        (e)    [ ]    An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E);

        (f)    [ ]    An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

        (g)    [ ]    A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

        (h)    [ ]    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

        (i)    [ ]    A church plan that is excluded from the definition of
                      an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)    [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4         OWNERSHIP:(1)

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)    Amount Beneficially Owned:

                      See Item 9 on Page 2 of the Cover Page.

               (b)    Percent of Class:  See Item 11 on Page 2 of the Cover
                      Page.

               (c)    Number of shares as to which such person has:

                      (i)    Sole power to vote or to direct the vote:

                                    See Item 5 on Page 2 of the Cover Page.

--------
(1) The shares reported on this 13-G are held in the form of Class B Common Stock, $.01 par value per share, each of which is convertible into one share of Class A Common Stock. The Class A Common Stock beneficially owned by Savia include Class A Common Stock owned by it and Class A Common Stock owned by companies controlled, directly or indirectly, by Savia. This Form 13-G does not include shares of Class A Common Stock which are held from time to time in a proprietary trading account of Vector Casa de Bolsa, S.A. de C.V., a broker-dealer, or owned by a mutual fund in Mexico managed by Vector Casa de Bolsa, S.A. de C.V. Savia is an affiliate of Vector Casa de Bolsa, S.A. de C.V.


                               Page 4 of 6 Pages

                      (ii)   shared power to vote or to direct the vote:

                                    None.

                      (iii) sole power to dispose or to direct the disposition of:

                                    See Item 7 on Page 2 of the Cover Page.

                      (iv) shared power to dispose or to direct the disposition of:

                                    None.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON.

        Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE

               GROUP.

        Not applicable.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10        CERTIFICATIONS.

        Not applicable.



                               Page 5 of 6 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 15, 2002                   Savia, S.A. de C.V.

                                            By: /s/ Jorge F. Barrera G.
                                                --------------------------------
                                            Name:  Jorge F. Barrera G.
                                            Title: Director




                               Page 6 of 6 Pages